KRYS BOYLE, P.C.
                                Attorneys at Law
                            Suite 2700 South Tower
Telephone                   600 Seventeenth Street                 Facsimile
(303) 893-2300              Denver, Colorado  80202           (303) 893-2882





                                 July 18, 2005



John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

     Re:   American TonerServ Corp.
           Registration Statement on Form SB-2
           File No. 333-120688

Dear Mr. Reynolds:

     This letter is being submitted in response to Comment No. 24 in your letter dated July 12, 2005 (the "Comment Letter") regarding American TonerServ Corp. ("American TonerServ" or the "Company"). In Comment No. 24 you have asked us to provide a supplemental letter containing our analysis as to the availability of an exemption from registration of the offerings of units consisting of convertible notes and warrant and why they should not be integrated with the offering by the selling shareholder being registered in the SB-2 registration statement. In this regard you refer to Black Box Inc (June 26, 1990).

     The Black Box Inc. No-Action letter discusses several scenarios in which the staff was asked whether it would consider two offerings by an issuer to be integrated. None of the scenarios involved a public offering by a selling shareholder. However, one of the scenarios involved the sale of convertible debentures to a limited number of purchasers after the filing of a registration statement for an initial pubic offering of common stock. The staff took the position that, for policy reasons, the convertible debenture offering need not be integrated with the registered public offering. In reaching this position, the staff noted a representation that the sale of the convertible debentures would be a valid private placement if viewed separately.

     It is our position that the offering of convertible notes and warrants, which was made solely to a limited number of accredited investors, when viewed separately, was a valid private placement of securities, and so we believe that the Black Box Inc. No-Action supports our position that it should not be considered to be integrated with the public selling shareholder offering which is currently being registered.



John Reynolds, Assistant Director
United States Securities and Exchange Commission
July 18, 2005
Page 2


     We are not aware of any cases in which an offering by a selling shareholder has been considered to be integrated with an offering by an issuer. While we are aware of the five integration factors set forth in Rule 502 of Regulation D, we do not think that they are applicable to an offering by a selling shareholder.

     Even if the five factors were to be applied, we still believe that they would result in a determination that there is no integration. The following is our analysis of each of the five factors:

     a.  Whether the sales are part of a single plan of financing.

     The shares being offered by the selling shareholder will be offered for the purpose of liquidating the investment of the selling shareholder. The Company will receive no proceeds from the sale of the shares. The convertible notes and warrants were sold to a few accredited investors to provide the Company with working capital. We do not see how these could be considered a single plan of financing.

     b.  Whether the sales involve issuance of the same class of securities.

     The offering by the selling shareholder involves the sale of common stock. The offerings by the Company involved convertible notes and warrants. While the convertible notes and warrants may at some point be convertible into, or exercisable to purchase, common stock, this may never occur, and the holders of the notes and warrants will not be able to do so unless and until the Company completes the "PIPE" offering. As a result, we believe that there are significant differences in the classes of securities involved.

     c.  Whether the sales have been made at or about the same time.

     The offerings may occur within six months and therefore may be considered to be contemporaneous.

     d.  Whether the same type of consideration is being received.

     While both offerings involve cash as the consideration, the cash is not being received by the same person, and so we do not believe this factor is applicable.

     e.  Whether the sales are made for the same general purpose.

     The shares held by the selling shareholder are to be sold for the purpose of liquidating the shareholder's investment in the Company's common stock. The notes and warrants were sold to obtain working capital for the Company.





John Reynolds, Assistant Director
United States Securities and Exchange Commission
July 18, 2005
Page 3

     We are aware of the practice of many public companies of having selling shareholder registration statements on file while at the same time engaging in private offerings of their securities. If selling shareholder registration statements that are on file while private offerings of securities are being conducted were deemed to be integrated offerings, those companies would be unable to engage in private offerings so long as those registration statements are effective.

     For the reasons stated above, we do not believe that the private offerings of convertible notes and warrants would be integrated with the offering of shares by the selling shareholder pursuant to the current registration statement on Form SB-2 of American TonerServ.

                                  Very truly yours,

                                  KRYS BOYLE, P.C.


                                  By: /s/ James P. Beck
                                      James P. Beck